**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**March 25, 2021**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**HTG Molecular Diagnostics, Inc.**

**File No. 001-37369 - CF#36156**

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HTG Molecular Diagnostics, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 23, 2018.

Based on representations by HTG Molecular Diagnostics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

|  |  |
|---|---|
| Exhibit 10.30 | through March 23, 2024 |
| Exhibit 10.31 | through March 23, 2024 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Robert Errett
Acting Chief, Disclosure Management Office